EXHIBIT 2

State of New York

Banking Department

I, P. VINCENT CONLON, Deputy Superintendent of Banks of the State of New York, DO HEREBY CERTIFY:

THAT, DEUTSCHE BANK TRUST COMPANY AMERICAS, is a corporation duly organized and existing under the laws of the State of New York and has its principal office and place of business at 60 Wall Street, New York, New York.  Such corporation is validly existing as a banking organization under the Banking Law of the State of New York.  The authorization certificate of such corporation has not been revoked or suspended and such corporation is a subsisting trust company under the supervision of this Department.

WITNESS, my hand and official seal of the Banking Department at the City of New York, this 16th day of November in the Year two thousand and four.

/s/  P. Vincent Conlon

Deputy Superintendent of Banks